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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)
                               (AMENDMENT NO. 1)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ENDOSONICS CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            JOMED ACQUISITION CORP.
                                   JOMED N.V.
                      (NAMES OF FILING PERSONS (OFFERORS))

                            ------------------------

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   29264K105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ANTTI RISTINMAA
                                   JOMED N.V.
                               DROTTNINGGATAN 94
                              S-252 21 HELSINGBORG
                                     SWEDEN
                           TELEPHONE: 46-42-490-6000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            ------------------------

                                    COPY TO:
                           BERTIL P-H LUNDQVIST, ESQ.
                             RANDALL H. DOUD, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                               NEW YORK, NY 10036
                            TELEPHONE: 212-735-3000
                            ------------------------

                           CALCULATION OF FILING FEE

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                  TRANSACTION VALUATION*                                          AMOUNT OF FILING FEE
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
                       $233,044,306                                                     $46,609**
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

 * For purposes of calculating amount of filing fee only. This amount assumes the purchase of (i) all outstanding shares of common stock of EndoSonics Corporation, including the related preferred share purchase rights, and (ii) shares of common stock of EndoSonics Corporation subject to options that will be vested and exercisable as of the closing of this offer. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

** Paid previously in connection with the filing of the Schedule TO on August
   21, 2000.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previously Paid: N/A                   Form or Registration No.: N/A
  Filing party: N/A                                        Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the
"Schedule TO"), filed initially with the Securities and Exchange Commission on August 21, 2000, relates to the third-party tender offer by JOMED Acquisition Corp. (the "Purchaser"), a corporation organized under the laws of the State of Delaware and a wholly-owned subsidiary of JOMED N.V., a corporation organized under the laws of The Netherlands, to purchase all of the shares of common stock, par value $0.001 per share, of EndoSonics Corporation, a corporation organized under the laws of the State of Delaware, at a price of $11.00 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with all amendments or supplements thereto, collectively constitute the "Offer").

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase. All page number references are to pages in the Offer to Purchase, and all amendments and supplements listed below amend and supplement the Offer to Purchase.

SUMMARY TERM SHEET

Page 3. A paragraph is inserted after the first full paragraph on page 3 that reads:

     The early termination of the waiting period under the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer was granted by the U.S. Federal Trade Commission and Antitrust Division of the U.S. Department of Justice on August 30, 2000.

8.  CERTAIN INFORMATION CONCERNING JOMED AND THE PURCHASER

Page 17. A sentence is inserted at the end of the first full paragraph on page 17 prior to the table of financial information that reads:

For a more detailed description of the accounting methods used to formulate JOMED's financial statements, see Annex B -- "Summary of Significant Differences Between International Accounting Standards and U.S. Generally Accepted Accounting Principles."

15.  CERTAIN CONDITIONS OF THE OFFER

     Page 40. The first full paragraph on page 40 (directly above "Section 16. Certain Legal Matters; Regulatory Approvals" is restated in its entirety to read as follows:

     Subject to the provisions of the Merger Agreement, the foregoing conditions are for the sole benefit of JOMED and the Purchaser and may be asserted by the Purchaser or, subject to the terms of the Merger Agreement may be waived by JOMED or the Purchaser, in whole or in part at any time and from time to time up to the time that the Purchaser would be required to announce any extension of the Offer or an expiration of the Offer due to a condition to the Offer not being satisfied in the sole discretion of JOMED or the Purchaser. Based on the Expiration Date as currently in effect and assuming the Offer is not extended, this time is currently 9:00 a.m., New York City time, on September 19, 2000. The failure of JOMED or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time up to the time that the Purchaser would be required to announce any extension of the Offer or an expiration of the Offer due to a condition of the Offer not being satisfied.

16.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

Page 42. A paragraph is inserted after the second full paragraph on page 42 that reads:

     The early termination of the waiting period under the pre-merger notification requirements of the HSR Act applicable to the Offer was granted by the U.S. Federal Trade Commission and Antitrust Division of the U.S. Department of Justice on August 30, 2000.

FINANCIAL PAGES

Page F-27. The word "nominal" is inserted in the last sentence of the second full paragraph on page F-27, Note 15 so that such sentence reads in its entirety:

These forward contracts are spread over 2000 to match anticipated incoming receipts and have a nominal value of USD 19.5 million.

ITEM 12.  EXHIBITS.

(a)(5)(C) Consent of Independent Auditors dated September 11, 2000.
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
EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(5)(C)     Consent of Independent Auditors dated September 11, 2000.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          JOMED Acquisition Corp.

                                          By:        /s/ TOR PETERS
                                            ------------------------------------
                                            Name: Tor Peters
                                            Title:   President

                                          JOMED N.V.

                                          By:        /s/ TOR PETERS
                                            ------------------------------------
                                            Name: Tor Peters
                                            Title:   President

Dated: September 12, 2000

                                        4
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
EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(5)(C)     Consent of Independent Auditors dated September 11, 2000.

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